WEFUNDER, INC.

Consolidated Balance Sheet
December 31, 2022

WEFUNDER, INC.

Assets

Current assets:		
Cash	$	4,241,014
Accounts receivable		17,500
Prepaid expenses and other assets		455,326
Total current assets		4,713,840
Property and equipment - net		128,275
Right of use asset		2,794,656
Deposits & other assets		157,205
Total assets	$	7,793,976

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable	$	199,968
Accrued expenses		250,484
Lease liability - operating, current		503,205
Total current liabilities		953,657
Long-term liabilities:		
Lease liability - operating, less current portion		2,291,451
Other liabilities		632,755
Total long-term liabilities		2,924,206
Total liabilities		3,877,863
Stockholders' equity:		
Common stock $0.00005 par value; 132,001,566 shares authorized and 48,009,126 shares issued and outstanding shares issued		1,930
Preferred stock $0.00005 par value; 41,222,475 shares authorized and 26,457,311 shares issued and outstanding		1,323
Additional paid-in capital		22,939,197
Stock issuance receivable		(809,521)
Accumulated deficit		(18,216,816)
Total stockholders' equity		3,916,113
Total liabilities and stockholders' equity	$	7,793,976

WEFUNDER, INC.

Consolidated Statement of Operations
Year Ended December 31, 2022

Revenue	$ 10,121,151
Operating expenses	(15,331,571)
Operating loss	(5,210,420)
Other income (expense):	
Interest income	1,104
Interest expense	-
Other expense	-
Total other income, net	1,104
Net loss	$ (5,209,316)

WEFUNDER, INC.

Consolidated Statement of Changes in Stockholders' Equity
Year Ended December 31, 2022

| | Common Stock | | Preferred Stock | | | | | Additional Paid-in Capital | Stock Issuance Receivable | Accumulated Deficit | Total |
	Class A	Class B	Series Seed	Series Seed-2	Series Seed-3	Series A	Series A-2				
Balance, January 1, 2022	$ 1,049	$ 445	$ 603	$ 148	$ 336	$ 187	$ -	$ 19,919,118	$ (431,022)	$ (13,082,698)	$ 6,408,166
Stock options exercised	36	400	-	-	-	-	-	110,136	-	-	110,572
Stock issuance receivable	-	-	-	-	-	-	-	-	(378,499)	-	(378,499)
Issuance of preferred stock	-	-	-	-	-	14	35	2,909,943	-	-	2,909,992
Stock compensation	-	-	-	-	-	-	-	-	-	75,198	75,198
Net loss	-	-	-	-	-	-	-	-	-	(5,209,316)	(5,209,316)
Balance, December 31, 2022	$ 1,085	$ 845	$ 603	$ 148	$ 336	$ 201	$ 35	$ 22,939,197	$ (809,521)	$ (18,216,816)	$ 3,916,113

WEFUNDER, INC.

Consolidated Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities:	
Net loss	$ (6,974,723)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	38,326
Stock compensation	296,554
Accrued interest on stock issuance receivable	(15,014)
Change in operating assets and liabilities:	
Accounts receivable	(17,500)
Prepaid expenses and other assets	190,993
Deposits	(308,821)
Accounts payable	46,354
Accrued expenses	(1,188,637)
Other liabilities	632,755
Net cash used in operating activities	(7,299,713)
Cash flows used in investing activities:	
Purchases of property and equipment	(134,513)
Cash flows from financing activities:	
Proceeds from issuance of common stock	11,008
Stock issuance receivable	(50,000)
Proceeds from issuance of preferred stock	3,096,789
Variance	1,069,461
Net cash provided by financing activities	4,127,258
Net change in cash	(3,306,968)
Cash, beginning of year	7,547,982
Cash, end of year	$ 4,241,014

WEFUNDER, INC.

Notes to Consolidated Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Wefunder, Inc. was incorporated on June 1, 2012 in the State of Delaware and is headquartered in San Francisco, California. The Company operates a platform assisting businesses with capital raise campaigns.

Management's Plans: The Company's updated strategic plan for 2023 and beyond is focused on supporting a growing number of startups in starting and growing their businesses and in raising capital, as well as allowing an increasing number of investors to invest as little as $100 in startups they care about. These objectives will be attained by making strategic product and programmatic improvements as well as growing the Wefunder team. The Company believes that by raising capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Wefunder, Inc. and its subsidiaries, Wefunder Advisors, LLC and Wefunder Portal, LLC. The Company's subsidiaries had no operations during 2022.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

Accounts Receivable: Accounts receivable is made up of amounts billed to customers in the ordinary course of business. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2022 no allowance for uncollectible accounts was considered necessary

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $617,254 for 2022.

1.   Summary of Significant Accounting Policies, Continued:

Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company has one primary source of revenue providing services in relation to capital raises. These contracts consist of a single performance obligation and the Company's commission revenue is typically recognized upon the close of a capital raise campaign.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the completion of a capital raise campaign.

Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements.

This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Leases: In February 2016, the FASB issued 2016-02, Leases (Topic 842), which supersedes ASC 840 and creates a new topic, ASC 842. ASC 842 requires lessees to recognize a right-of-use asset and a lease liability on the consolidated balance sheet for substantially all leases with a term of 12 months or greater. Leases are classified as either finance or operating, with classification affecting expense recognition in the Company's operations.

The Company adopted the standard as of June 1, 2022, under the modified-retrospective approach. The Company elected the transitional package of practical expedients that allow an entity to not reassess (1) whether any expired or existing contracts contain a lease, (2) the lease classification of any expired or existing lease, and (3) initial direct costs for any existing lease, and the use of hindsight in determining the lease term. In addition, the Company elected to not record a lease liability and corresponding right of use asset for leases with terms of 12 months or less, and to account for lease and non-lease components as a single lease component. Accordingly, the adoption of ASC 842 resulted in the recognition of operating lease right of use asset and operating lease liability of $3,264240 as of January 1, 2022. The standard did not materially impact the Company's operations and cash flows.

The right-of-use assets and lease liabilities are initially measured at the present value of future lease payments, discounted using risk-free rate as of the lease commencement date. The right-of-use assets and lease liabilities are calculated to include options to extend or terminate the lease when the Company determines that it is reasonably certain it will exercise those options. In making those determinations, the Company considers various existing economic and market factors, business strategies as well as the nature, length, and terms of the lease agreements.

Certain leases may include variable lease payments as well as variable payments for items such as property taxes, insurance, maintenance, and other operating expenses associated with the leased assets. These variable payments are excluded from the measurement of the Company's right-of-use assets and lease liabilities and are recognized in the period in which the obligation for those payments are incurred.

Subsequent Events: Management has evaluated subsequent events through April 24, 2023, the date the consolidated financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying consolidated financial statements.

2.   Property and Equipment:

Property and equipment consisted of the following at December 31:

Computer equipment	$	136,528
Furniture and fixtures		54,170
		190,698
Less - accumulated depreciation		86,295
	$	104,403

Depreciation expense was $38,326 for 2022.

3.   Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 173,224,041 shares of stock, consisting of 132,001,566 shares of common stock, $.00005 par value per share, and 41,222,475 shares of preferred stock, $.00005 par value per share as of December 31, 2022. Authorized common stock was divided into two classes, designated as Class A (114,101,566 shares) and Class B (16,900,000 shares) at December 31, 2022. Authorized preferred stock was divided into five classes, designated as Series Seed (12,053,680 shares), Series Seed-2 (5,656,000 shares), Series Seed-3 (9,622,932 shares), Series A (9,705,297 shares) and Series A-2 (4,184,566 shares) at December 31, 2022.

The Company has issued and outstanding 38,609,126 shares of common stock at December 31, 2022. The Company has issued and outstanding 26,457,311 shares of preferred stock at December 31, 2022. The holder of each share of stock is entitled to one vote. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

3.   **Stockholders' Equity, Continued:**

The following table details the issued and outstanding shares at December 31:

Common stock:	
Class A	31,109,126
Class B	16,900,000
Total common stock	48,009,126
Preferred stock:	
Series seed	12,053,680
Series seed-2	2,952,804
Series seed-3	6,728,284
Series A	4,026,290
Series A-2	696,253
Total preferred stock	26,457,311

During 2022, the Company issued $378,499 preferred stock to two reg D investors of the Company and received cash payment in March 2023. The Company ~~also~~ has $400,000 in note receivables outstanding to the founders of the Company in exchange for exercising stock options for 4,659,089 shares of Class A common stock. The notes accrue interest at 1.51% per annum and the outstanding principal and interest is due upon maturity ranging from October 2023 to January 2025. The Company has a note receivable outstanding to a founder of the Company for a total principal amount of $20,910 in exchange for exercising stock options for 139,400 shares of Class A common stock. The note accrues interest at 1.75% per annum and the outstanding principal and interest is due upon maturity in January 2024. These notes are presented in the accompanying consolidated statement of changes in stockholders' equity.

4.   **Stock Option Plan:**

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan dated June 1, 2014 and as amended, the maximum number of shares available to be granted is 34,445,121 as of December 31, 2022. As of December 31, 2022, there were 4,916,325 shares available for future issuance. Options vest over various terms ranging from vesting ratably over four or five year vesting terms with some options containing a six month cliff or immediate vesting clause.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at December 31, 2022 and changes during the years then ended, is presented below:

	Number of Options	Exercise price per share	
		Range of Exercise Price	Weighted Average
Outstanding, January 1, 2022	19,964,758	$ 0.08 - 0.31	$ 0.18
Granted	5,438,231	0.31 - 0.44	0.34
Exercised	(734,761)	0.08 - 0.44	0.15
Forfeited	(1,612,162)	0.08 - 0.44	0.27
Expired	(269,396)	0.08 - 0.44	0.14

4.   Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2022:

Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		Options Outstanding at December 31, 2022		Options Exercisable at December 31, 2022	
$ 0.08	6,222,956	6.63		2,660,565	
$ 0.20	8,794,668	7.91		8,794,668	
$ 0.31	6,810,815	8.90		6,810,815	
$ 0.44	958,231	9.70		898,231	
Total	22,786,670		$ 0.21	19,164,279	$ 0.23

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2022 are as provided below:

Stock price	$0.44	$0.31
Expected life of options (in years)	3 yrs	3 yrs
Exercise price	$0.44	$0.31
Expected stock price volatility	52.60%	47.38%
Discount rate - bond equivalent yield	3.92%	0.86%

The Company recognized stock compensation expense of $296,554 in 2022. Unrecognized compensation expense totaling $1,041,212 is expected to be recognized through 2027.

5.   Lease:

The Company leases its office location under a non-cancelable operating lease agreement which expires in 2027. The lease agreement calls for rent escalations. Generally, the Company has elected to use the risk-free rate as the incremental borrowing rate to measure the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The total rent expense and cash paid related to this location was $238,844 for 2022.

5. **Lease, Continued:**

Minimum future payments under non-cancellable operating leases at December 31, 2022 are as follows:

Year	Amount
2023	$ 729,071
2024	750,943
2025	773,471
2026	796,676
2027	336,026
Undiscounted future minimum payments	3,386,187
Less: imputed interest	156,292
	$ 3,229,895

During 2022, the Company also rented various office spaces on a month-to-month basis for certain employees.

The weighted-average remaining lease term and discount rate for operating leases was 4.4 years and 3.38%, respectively.

6. **Retirement Plan:**

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 4% of employee contributions. The Company's expenses under this plan were $126,909 for 2022.

7. **Related Party Transactions:**

During 2022, the Company issued a note receivables to founders and affiliates of the Company in exchange for the exercise of stock options (see Note 3).

8. **Income Taxes:**

The Company has federal and state cumulative net operating loss carry forwards of approximately -$16,900,000 at December 31, 2022, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9.   **Contingencies:**

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. During 2021, the Company was involved in a legal action which resulted in the Company agreeing to a settlement in the amount of $1,400,000. This amount is accrued for on the accompanying consolidated balance sheet and is expected to be paid in full by April 2026. There are no additional legal actions or claims which management believes to have a material adverse effect on the Company's consolidated financial statements.